Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

9 August 2019

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Results of 2019 Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 5 July 2019, were carried at the Annual General Meeting (AGM) of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	347,418,460	224,203	2,950,560
2	Remuneration Report	332,735,991	6,198,440	11,658,792
3(a)	A Lloyd election	349,226,031	754,443	612,749
3(b)	R Rodriguez election	349,861,483	118,126	613,614
3(c)	J Truong election	349,861,225	117,154	614,844
3(d)	D Harrison re-election	347,312,410	2,645,940	634,873
4	Fix external auditor remuneration	349,727,682	258,839	606,702
5	Increase non-executive director fee pool	343,800,811	659,032	6,081,623
6	Grant ROCE RSUs to J Truong	337,241,687	12,812,136	539,400
7	Grant Relative TSR RSUs to J Truong	335,079,940	14,977,821	535,462
8	Supplemental Grant Relative TSR RSUs to J Truong	335,054,525	14,993,285	545,413
9	Renewal of authority for directors to allot and issue shares	340,056,742	9,949,183	587,298

In accordance with ASX Listing Rule 3.16.1, we hereby confirm that Alison Littley and Rudolf van der Meer ceased to hold office as non-executive directors with effect from the conclusion of today’s AGM.

Yours faithfully
Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Anne Lloyd (USA), Rada Rodriguez (Sweden).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895